# Annual Report

**BE ADVISED**

**This filing will not be reviewed by Wefunder.**
The information below will be submitted to the SEC on your behalf.

## Admin Only

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We set the permission level for lawyers and others invited to the Form C so that they can't edit the Form C until an admin deems it okay to edit the form.

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## Cover Page

Name of issuer:

Vegan Fine Foods LLC

Legal status of issuer:

Form:   Limited Liability Company
Jurisdiction of Incorporation/Organization:   FL
Date of organization:   7/14/2017

Physical address of issuer:

330 SW 2nd Street
Fort Lauderdale FL 33312

Website of issuer:

http://www.veganfinefoods.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $322,516.00 | $313,342.00 |
| Cash & Cash Equivalents: | $100,640.00 | $62,972.00 |
| Accounts Receivable: | $500.00 | $5,528.00 |
| Short-term Debt: | $683,536.00 | $164,992.00 |
| Long-term Debt: | $1,260,338.00 | $2,279.00 |
| Revenues/Sales: | $821,386.00 | $752,342.00 |
| Cost of Goods Sold: | $896,363.00 | $705,338.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($565,349.00) | ($352,243.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Vegan Fine Foods LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes  ☑ No

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Sara Sherbondy | Chief Operating Officer | Vegan Fine Foods, LLC | 2019 |
| Iselgis Garcia | Director of Operations | Florida Atlantic University | 2018 |
|  | Co-Founder & Managing Partner | Florida Institute |  |

| | | | |
|---|---|---|---|
| Rainford Knight | Florida Institute of Finance | of Finance | 2018 |
| Scott Schotter | CEO of Meta Group Media | Meta Group Media | 2018 |
| Steven Smith | CEO of Vegan Fine Foods | Vegan Fine Foods | 2017 |
| Scott Alter | Physician | Hospital | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Sara Sherbondy | Chief Operating Officer | 2019 |
| Rainford Knight | CFO | 2018 |
| Scott Schotter | Chief Marketing Officer | 2018 |
| Steven Smith | President | 2017 |
| Steven Smith | CEO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Steven Smith | Membership Interests | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Market. Our business model is based on an assumption that the natural foods and vegan trend will continue to grow. If that is untrue, our business revenues may be negatively impacted.

Competition. We are in competition with larger, better capitalized grocery stores such as Whole Foods, Trader Joes, and The Nugget. Should they offer the same products we do we may struggle to compete.

Grocery sales. Margins in grocery sales are tight. Consumers tend to be price-sensitive, and especially if there is a down-turn in the economy, consumers may buy less of our products or shop elsewhere entirely.

Supply chain. The demand for plant-based products is sometimes very high, causing our distributors to go out of stock. If our distributors are out of stock and we cannot secure inventory, our business may be negatively impacted.

Scott Schotter is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Rainford Knight is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Iselgis Garcia is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 9: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| This is an LLC with no issued units. | | | |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Vegan Market Inc. |
| **Issue date** | 12/30/17 |
| **Amount** | $164,992.00 |

| | |
|---|---|
| **Outstanding principal plus interest** | $164,992.02 as of 05/14/19 |
| **Interest rate** | 5.0% per annum |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | LoanBuilder |
| **Issue date** | 12/27/18 |
| **Amount** | $100,000.00 |
| **Outstanding principal plus interest** | $67,522.08 as of 05/16/19 |
| **Interest rate** | 8.26% per annum |
| **Maturity date** | 01/03/20 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Vegan Market Inc. |
| **Issue date** | 12/30/18 |
| **Amount** | $100,225.00 |
| **Outstanding principal plus interest** | $138,290.48 as of 05/14/19 |
| **Interest rate** | 5.0% per annum |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Scott Alter |
| **Issue date** | 01/25/19 |
| **Amount** | $100,000.00 |
| **Outstanding principal plus interest** | $133,676.16 as of 04/24/19 |
| **Interest rate** | 11.0% per annum |
| **Maturity date** | 01/25/23 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Scott Alter |
| **Issue date** | 01/25/19 |
| **Amount** | $100,000.00 |
| **Outstanding principal plus interest** | $94,950.34 as of 04/24/19 |
| **Interest rate** | 11.0% per annum |
| **Maturity date** | 01/25/23 |
| **Current with payments** | Yes |

*Convertible Note*

| | |
|---|---|
| **Issue date** | 11/27/18 |
| **Amount** | $20,000.00 |
| **Interest rate** | 20.0% per annum |
| **Discount rate** | 10.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 11/28/19 |

*The Note will convert upon the close of a Series A funding round or termination of the note, which will occur if a Series A round closes or the note is settled by the Company in stock or payment or principal. The full principal amount of the note was outstanding as of the date of this report and is included in other current liabilities on the accompanying balance sheets.*

During 2018, the Company entered into various agreements with the financing companies for the sale of future receipts. The Company sold future receipts with a value of $172,109, for a total purchase price of $117,663 with the corresponding $54,446 discount being recorded as a deferred financing cost included as an offset to the outstanding balance of the agreements on the accompanying balance sheets. Interest recognized related to these financing agreements was $44,314 during 2019. The agreement calls for a maximum daily collection amounts by the purchaser ranging from $195 to $1,383 and a maximum monthly percentage of future receipts available for collection by the purchaser ranging from 10% to 15%. The future receipts were sold with and without recourse. The outstanding balance on the financing agreements was $106,238 at December 31, 2018, included in other current liabilities on the accompanying balance sheets.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 11/2018 | Section 4(a)(2) | Convertible Note | $20,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Scott Alter |
| **Amount Invested** | $100,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/26/19 |
| **Outstanding principal plus interest** | $133,676.16 as of 05/20/19 |
| **Interest rate** | 11.0% per annum |
| **Maturity date** | 01/25/23 |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Company Director |

| | |
|---|---|
| **Name** | Vegan Market Inc. |
| **Amount Invested** | $164,922.02 |
| **Transaction type** | Loan |
| **Issue date** | 12/31/17 |
| **Outstanding principal plus interest** | $164,922.02 as of 05/22/19 |
| **Interest rate** | 5.0% per annum |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Parent Company |

*This is a related party loan with no set maturity date. It is intended to be repaid as the company becomes profitable.*

| | |
|---|---|
| **Name** | Scott Alter |
| **Amount Invested** | $100,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/26/19 |
| **Outstanding principal plus interest** | $94,950.34 as of 05/20/19 |

| | |
|---|---|
| Interest rate | 11.0% per annum |
| Maturity date | 01/25/23 |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Company Director |

| | |
|---|---|
| Name | Vegan Market Inc. |
| Amount Invested | $100,224.64 |
| Transaction type | Loan |
| Issue date | 12/31/18 |
| Outstanding principal plus interest | $100,224.64 as of 05/22/19 |
| Interest rate | 5.0% per annum |
| Outstanding | Yes |
| Current with payments | Yes |
| Relationship | Parent Company |

*This is a related party loan with no set maturity date. It is intended to be repaid as the company becomes profitable.*

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

We are an all-vegan market and cafe, with our flagship location in Fort Lauderdale, Florida. We carry one of the largest selection of plant-based retail products in the country. We have an in-store cafe, called Vegan Fine Cafe, that offers a full menu of vegan meals, smoothies, juices, bowls, and more. We have a body shop, called Vegan Fine Body, that features the best vegan supplements, body care, facial care and cosmetics.

In five years we would like to be preparing our IPO with over 100 franchises, covering every major market in the US, with international expansion as well. We would also like to have the most successful vegan e-commerce website, providing our own "Vegan Fine" brand of products, as well as startup and national brands. We will also be leader in providing information and education on health, wellness, and nutrition.

**Milestones**

Vegan Fine Foods LLC was incorporated in the State of Florida in July 2017.

Since then, we have:

- $1.2M in revenue in first 15 months.

- 35K+ customers served last year.

- Over 50% of our customers aren't vegan. Vegan foods have wide appeal!

- Launched our own private label, with Vegan Fine Wines as first product launch in Dec. 2018.

- This raise will support launching VFF franchises, an online store, expanding our private label and our in-store offerings.

- Forbes and The Economist named 2019 "The Year of the Vegan."

- Beyond Meat's 2019 IPO was the most successful IPO in 10 years.

**Historical Results of Operations**

Our company was organized in July 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $821,386 compared to the year ended December 31, 2018, when the Company had revenues of $752,342. Our gross margin was -9.13% in fiscal year 2019, compared to 6.25% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $322,516, including $100,640 in cash. As of December 31, 2018, the Company had $313,342 in total assets, including $62,972 in cash.

- *Net Loss.* The Company has had net losses of $565,349 and net losses of $352,243 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,943,874 for the fiscal year ended December 31, 2019 and $167,271 for the fiscal year ended December 31, 2018.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

After this Offering concluded, we did not hit our funding target of $1 million. Our projected runway was 12 months before we needed to raise further capital. That has changed, especially with recent developments and the significant downturn in the economy as a result of the COVID-19 pandemic.

We planned to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future. We did not raise enough to fund the activities listed under "Use of Funds".

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the next 9-12 months. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, we now know that the proceeds of this offering will not be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in in 2020 from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Vegan Fine Foods LLC cash in hand was $100,640, as of December 2019. Over the first two months of 2020, revenues were growing and averaged between $75,000 to $80,000 per month, Our intent is to be profitable in 6 months, based on our historical performance and future plans.  We raised over $700,000 through Wefunder. We are exploring a larger financing round in the near future.

In six months, we hope to have monthly revenues of between $150k - $200k. We are in the process of completing the launch of our e-commerce platform, which we expect to drive a significant amount of revenue. We have also improved the internal operations of the business and expect a reduction in operating costs and we realize improved efficiencies

We do have two lines of credits that we can access if needed, but there are no additional sources of capital beyond that.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

## FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.veganfinefoods.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Iselgis Garcia
Rainford Knight
Sara Sherbondy
Scott Alter
Scott Schotter
Steven Smith

Appendix E: Supporting Documents

LIMITED_LIABILITY_COMPANY_OPERATING_AGREEMENT_OF_VEGAN_FINE_FOODS.pdf
*Add new Form C attachment (admin only)*

---

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts



*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Vegan Fine Foods LLC

By

*Steven Smith*

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Sara Sherbondy*
Chief Operation Officer
12/14/2020

*Iselgis Garcia*
Director
12/14/2020

*Rainford Knight*
CFO
12/12/2020

*Steven Smith*
Founder and CEO
12/11/2020

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.